United States
Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

Name of Issuer:  Paramco Financial Group Inc.
Title of Class of Securities:  Common Stock, $.001 par value
Cusip Number:  699168209

Date of Event which Requires Filing of this Statement:  12/30/2004

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

(  )    Rule 13d-1(b)

(x )    Rule 13d-1(c)

(  )    Rule 13d-1(d)

The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes.)



Cusip No.:  699168209

1)Name of Reporting Persons:  Russell Paul Green
2)Check the Appropriate Box if a Member of a Group  a (  )    b  (  )
3)SEC Use Only
4)Citizenship or Place of Organization:  New York
5)Sole Voting Power:  1,980,000
6)Shared Voting Power:
7)Sole Dispositive Power:  1,980,000
8)Shared Dispositive Power:
9)Aggregate Amount of Beneficially Shares Owned by Each Reporting
  Person:  1,980,000
10)Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)Percent of Class Represented by Amount in Row (9):  5.16%
12)Type of Reporting Person:  IN

Item 1.
 (a)  Name of Issuer:  Paramco Financial Group Inc.
 (b) Address of Issuer's Principal Executive Offices: 2391 N.E. Loop 410, Suite 103, San Antonio, TX 78217
Item 2.
(a)  Name of Person Filing:  Russell Paul Green
 (b)  Address of Principal Business Office or, if none, Residence:
 25 Henni Court, Syosset, NY  11791
 (c)  Citizenship:  New York
 (d)  Title of Class of Securities:  Common Stock, $.001 par value
 (e)  Cusip Number:  699168209
Item 3: If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing as a:
a)(  )  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
b)(  )  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
c)(  )  Insurance Company as defined in Section 3(a)(19) of the Act
 (15 U.S.C. 78c).
d)(  )  Investment Company registered under section 8 of the Investment
 Company Act of 1940 (15 U.S.C. 80a-8).
e)(  )  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
f)( ) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
g)( ) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
h)( ) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i)( ) A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
j)(  )  Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4:  Ownership

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item1.
a)Amount beneficially owned:  1,980,000
b)Percent of Class:  5.16%
c)Number of Shares as to which the person has
(i)Sole power to vote or to direct the vote:  1,980,000
(ii)Shared power to vote or to direct the vote:
(iii)Sole power to dispose or to direct the disposition of:  1,980,000
(iv)	Shared power to dispose or to direct the disposition of:
Item 5: Ownership of Five Percent or Less of a Class
 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )
Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable. Russell Paul Green only
Item 7. Identification and Classification of the Subsidiary which acquired the Security being reported on by the Parent Holding Company:
Not Applicable
Item 8.  Identification and Classification of Members of the Group
Not Applicable
Item 9.  Notice of Dissolution of Group.
Not Applicable
Item 10.  Certification

By signing below, Russell Paul Green certifies that, to the best of my knowledge and belief, the securities referred to above on this Schedule 13G were not acquired and are not held for the purpose of or with the effects of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  Jan. 6, 2005

Russell Paul Green



/s/  Russell Paul Green

                                       By:  Russell Paul Green